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SECURIAN FINANCIAL GROUP, INC.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                 (SECURIAN LOGO)

October 9, 2008



Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.                                                     VIA EDGAR
Washington, D.C. 20549                                                 ---------


RE:  POST-EFFECTIVE AMENDMENT FILING PURSUANT TO RULE 485(a)
     -------------------------------------------------------
       ADVANTUS SERIES FUND, INC.
       FILE NUMBERS: 2-96990 AND 811-4279


Dear Ladies and Gentlemen:

The accompanying post-effective amendment to the Registration Statement on Form N-1A for Advantus Series Fund, Inc. (the "Registrant") is being filed electronically with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's EDGAR System. The amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, but, for the reasons described below, we are requesting immediate acceleration and asking that the amendment be declared effective today.

This post-effective amendment is being filed solely for the purpose of correcting the EDGAR series and class identifiers that currently appear on the Registrant's Registration Statement. In particular, the amendment is being filed in response to a telephone call received earlier today from Ms. Alison White of the Commission's staff, who informed us of this "technical" error. Ms. White stated that this error had come to light following an inquiry from the Treasury Department regarding the proposed participation by the Money Market Portfolio of the Registrant in the Treasury Department's Money Market Guaranty Program. Ms. White also stated that the Commission's staff had not previously noticed this technical error. In that regard, please note that the Registrant has previously received written acceptances of all of its filings through the EDGAR System. Ms. White further stated that we could correct this technical error by filing another post-effective amendment with the corrected series and class identifiers. We were further advised by staff in the EDGAR filer support area that this amendment should be filed under 485(a), and that we should then request immediate acceleration. Because this filing is being made solely for the purpose of correcting a technical error in the Registrant's series and class identifiers, the current post-effective amendment is identical in all respects to the Registration Statement currently on file with the Commission, including the dates on the prospectus and Statement of Additional Information included therein, except for the corrected identifiers and new facing and signature pages.



Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.
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Securities and Exchange Commission
October 9, 2008
Page 2



In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, the Fund hereby acknowledges that:

       1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

       2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

       3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions regarding this filing may be directed to the undersigned at (651) 665-4872.

Sincerely,

/s/Eric J. Bentley

Eric J. Bentley
Assistant General Counsel

EJB:jmk

Enclosures

cc:    Michael J. Radmer, Esq.
           Dorsey & Whitney LLP